First Quarterly Report

Ending August 31, 2005

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND PRODUCTION RESULTS /
EXECUTIVE COMMENTS AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the financial situation for Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) between May 31, 2005 and August 31, 2005. It also includes a comparison between the operational results, treasury flow and financial situation for the 3-month period ending August 31, 2005 and those from the 3-month period ending August 31, 2004.

This analysis, completed on October 11, 2005, must be read in conjunction with the Company’s audited and consolidated financial statements as at May 31, 2005, presented in the last annual report. Neptune financial statements were produced in accordance with Generally Accepted Accounting Principles (GAAP). Company results are published in Canadian dollars. All amounts appearing in this executive analysis are in Canadian dollars, unless otherwise indicated.

OVERVIEW

Neptune’s first quarterly report ending August 31, 2005 was dedicated to the marketing of its products in North America and Asia. Neptune also deployed development initiatives in the European market. To accomplish this, the Company participated in various tradeshows to promote its products and maintain visibility for its level of excellence, established and developed since the Company’s foundation.

The Company sustained its clinical research initiatives. As a result, the Company can now take advantage of scientific findings that demonstrate the benefits of Neptune Krill Oil (NKOTM) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, elevated cholesterol levels and inflammation problems. Neptune is also pursuing clinical research activities aimed at demonstrating the benefits of NKOTM for people suffering from osteoarthritis and arteriosclerosis.

During the first quarter of the May 31, 2006 fiscal year-end, the Company generated sales of $1.8M, as compared to $1.1M for the quarter ending August 31, 2004; an increase of more than 60%.

PRINCIPAL QUARTERLY FINANCIAL DATA

(In thousands of dollars, except per share data)

Fiscal Year Ending May 31, 2006

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	1,822	1,822
EBITDA (before loss on foreign exchange)	342	342
Net Loss	390	390
Loss per Share	0.015	0.015

Fiscal Year Ended May 31, 2005

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	5,038	1,134	1,180	1,292	1,432
EBITDA (before loss on foreign exchange)	401	151	119	117	14
Net Loss	1,768	388	503	344	533
Loss per Share	0.069	0.015	0.020	0,013	0,021

Fiscal Year Ended May 31, 2004

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	2,262	643	956	602	61
EBITDA	(1,659)	(353)	(269)	(240)	(797)
Net Loss	3,534	799	744	717	1,274
Loss per Share	0.161	0.037	0.034	0.033	0.057

During the first quarter ending August 31, 2005, the Company decreased its (loss) before loss on foreign exchange by 13% compared to the quarter ending August 31, 2004. The Company also more than doubled its EBITDA, going from $0,151M for the quarter ending August 31, 2004, to $0,342M for the quarter ending August 31, 2005, and maintained a positive EBITDA for the fifth quarter in a row. The Company recorded an operating loss of $0,390M for the quarter ending August 31, 2005, which was similar to the loss for the corresponding quarter ending August 31, 2004. The main factors contributing to the similarity in losses were: the plant shut down during last year’s quarter ending August 31, 2004; a substantial increase in the cost of sales and operating expenses generated by plant operations during this quarter, which amounted to close to $300,000; an increase in the Company’s commercialization expenses in order to accelerate penetration into new markets, including the European Continent; and, finally, an adjustment to the accounting value of the granted options in the amount of $75,000 (approximate) was made during the current quarter, which also contributed to the end result.

TREASURY FLOW AND FINANCIAL SITUATION

Operating Activities

During the first quarter ending August 31, 2005, the Company’s operations generated an increase in liquidities of $41,972, compared to a decrease of $431,763 for the quarter ending August 31, 2004. The increase of $0,474M is due in large part to changes in the working capital items from one quarter to the other. The changes to the working capital items for the first quarter ending August 31, 2005 are mainly due to a decrease in receivables in the amount of $206,740, an increase in inventories totalling $148,693, and a decrease in accounts payable amounting to $50,192, as compared to the year ended May 31, 2005.

Investment Activities

The variance in investment activities was related primarily to the acquisition of fixed and intangible assets totalling $35,027.

Financing Activities

There were no financing activities during the second quarter, except for the reimbursement of long-term debt.

Overall, taking the treasury flow into account, the Company decreased its cash by $50,618 since May 31, 2005.

Financial Situation

The following table details the important changes to the balance sheets as at August 31, 2005 and May 31, 2005:

Accounts	Increase	Comments
	(Reduction)
	(In thousands of dollars)
Cash	(51)	See cash flow statement
Receivables	207	Directly linked to the increase of operation
		and sales activities
Inventory	(149)	Decrease in inventory related to the increase in sales
		and the just in time inventory management
Other assets	(109)	Amortisation of start-up costs
Convertible debenture	182	Addition of capitalised interest

PRIMARY ANNUAL FINANCIAL RATIOS

	Aug. 31, 2005	May 31, 2005	May 31, 2004
Working Capital Ratio	1.97	1.19	1.05
Solvency Ratio
Debt Capital/Shareholder Equity*	1.56	1.47	1.31

* including convertible debentures

Most of the Company’s financial ratios improved for the quarter ending August 31, 2005, as compared to the year ended May 31, 2005. This was mostly due to the increase in sales and improved management practices.

The Company’s contractual obligations, including payments due during the next 5 reporting periods, as well as subsequent periods, are presented in the following table:

	Required Payments per Period
Contractual Obligations		Less than	2 to 3	4 to 5	More than
	Total	one period	periods	periods	5 periods
Long-term Debt (1)	3,670,986	70,986	1,226,667	1,472,000	901,333
Loans guaranteed by investments in
rental contracts (2)	171,856	86,814	69,891	15,151	-
Total liabilities	3,842,842	157,800	1,296,558	1,487,151	901,333

(1) This amount does not consider the value of the warrants and stock issued.

(2) Including interest fees

Related Party Transactions

The transactions between related parties are described in note 2 “Related Party Transactions” of the Company’s financial statements as at August 31, 2005.

Change in Accounting Policies

No changes in accounting policies since May 31, 2005.

Subsequent Events

There were no subsequent events of importance after August 31, 2005.

RISK FACTORS

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

The majority of the Company’s accounts receivables are 90% guaranteed by insurers. All export sales are completed in American funds. The exchange rate risks incurred by the Company are, at present, limited to those relating to the American dollar. In spite of the fact that raw-material purchases are in American dollars, the Executive is still deploying financial tools in order to decrease the exchange rate risk.

Product Liability

The Company acquires a $5M liability insurance policy to cover civil liability relating to its products on a yearly basis. The Company also maintains a quality-assurance process that is PGO certified by the Canadian Food Inspection Agency (CFIA). In addition, the Company is in process of finalizing the steps required to receive Good Manufacturing Practices accreditation by Health Canada.

Prospective Statements

This Executive Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty, and it is possible that the actual future results of the Company differ somewhat from those predicted. These risks include: the growth in demand for Company products, seasonal variations in customer orders, changes in pricing and availability for raw materials, and changes to economic conditions in Canada, the United-States and Europe (including variations in exchange and interest rates).

The Company based its analysis on the prospective statement information available at the time of drafting. The inclusion of this information should not be considered a declaration by the Company that the predicted results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at: http://www.sedar.com.

On October 11, 2005, the total number of common shares issued by the Company and in circulation was 25,594,805, and Company common shares were being traded on the TSX stock exchange in Toronto under the listing NTB.

Henri Harland

André Godin

President and CEO

Vice-president, Administration & Finance

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